Biophysical Therapeutics, Inc. (the "Company") a Delaware

Corporation

Financial Statements

For the fiscal year ended 30 April, 2025 and 2026

Biophysical Therapeutics, Inc.
Balance Sheet

Balance Sheet			Apr 30, 2026	Apr 30, 2025
Assets				
	Current assets:			
		Cash and cash equivalents	$8,290.78	$40,500.48
		Accounts receivable		
		Prepaid expenses and other assets		
		Total current assets	**$8,290.78**	**$40,500.48**
		Property and equipment - net		
		Total assets	**$8,290.78**	**$40,500.48**
Liabilities and Stockholders' Equity				
	Current liabilities:			
		Accounts payable		
		Accrued expenses		
		Deferred revenue and other liabilities	$581.10	
		Total current liabilities	**$581.10**	**$0.00**
		Convertible notes (if any)		
		Other long term liabilities		
		Total liabilities	**$581.10**	**$0.00**

Stockholders' Equity:

Total value of common stock issued	$90.00	$90.00
Total value of preferred stock issued		
SAFE - future equity obligation	$7,619.68	$40,410.48
Additional paid-in capital		
Total stockholders' equity:	**$7,709.68**	**$40,500.48**

Total liabilities and stockholders' equity:	**$8,290.78**	**$40,500.48**

Biophysical Therapeutics, Inc.
Income Statement

Income Statement	Year Ended Apr, 2026	Year Ended Apr, 2025
Revenue - net		
Cost of revenue		
Gross profit/loss	$0.00	$0.00
Operating expenses	$32,790.80	$66,936.08
Operating profit/loss	-$32,790.80	-$66,936.08
Other income/expense		
Net profit/loss	-$32,790.80	-$66,936.08

Biophysical Therapeutics, Inc.
Statement of Cash Flows

Statement of Cash Flows	Year Ended Apr, 2026	Year Ended Apr, 2025
Cash flows from operating activities	-$32,209.70	-$66,936.08
Cash flows from financing activities	$0.00	$55,148.50
Cash flows from investing activities		
Cash at beginning of period	$40,500.48	$52,288.06
Net increase/decrease in cash	**-$32,209.70**	**-$11,787.58**
Cash at the end of period	**$8,290.78**	**$40,500.48**

Unaudited

Biophysical Therapeutics, Inc.
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Apr, 2026	Year Ended Apr, 2025
Opening Balance	$40,500.48	$0.00
Net profit/loss	-$32,790.80	-$66,936.08
Stock Issued	$0.00	$90.00
Preferred Stock Issued	$0.00	$0.00
Ending Balance	$7,709.68	$40,500.48

Biophysical Therapeutics, Inc.
Notes to the Financial Statements
For the fiscal year ended 30 April, 2025 and 2026
$USD

1. ORGANIZATION AND PURPOSE

Biophysical Therapeutics, Inc. (the "Company") is a corporation organized on Oct 24, 2022 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.